Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

MINING INDUSTRY READY FOR ENGAGEMENT WITH DRC GOVERNMENT

Kinshasa, DRC, 15 March 2018 – A legal and technical team representing the major mining companies operating in the Democratic Republic of Congo has arrived in Kinshasa for engagement with the government on its new mining code. This follows the meeting on 7 March 2018 where His Excellency President Kabila gave an assurance that the questions raised by the industry would be resolved through transitional arrangements, mining regulations and agreements and guarantees that need to be considered after the new code was signed into law. In the meeting, the parties were requested to meet for a 30 day period starting March 14.

As agreed with His Excellency the President, a matrix of the industry’s issues as well as proposals regarding the mining code have been delivered to the Minister of Mines. The companies are now awaiting an appointment with the Minister to discuss a programme of engagement with the government’s working group. The companies in their meeting with His Excellency the President confirmed their willingness to negotiate additional royalties and changes to other taxes as part of this process.

The companies said they expected the process will start soon and that it would give priority to the recognition of the stability clauses contained in Article 276 of the 2002 mining code and certain mining conventions. Most notably, Article 276 provided for 10 years of stability after changes are made to the mining code, and formed the basis of many investment decisions in DRC. This period of stability resulted in over US$10 billion in direct investments by the mining industry which created over 20 000 full time jobs in the DRC.

In the meantime, Randgold Resources’ and AngloGold Ashanti’s Kibali mine, Glencore’s Mutanda Mine and Kamoto Copper Company, the Kamoa-Kakula mine, MMG’s Kinsevere mine and CMOC’s Tenke Fungurume mine have resigned from the FEC, the Congolese Chamber of Commerce, with immediate effect. These mines, which represent more than 85% of the DRC’s copper, cobalt and gold production, said the FEC does not adequately represent their interests.

Issued on behalf of Randgold Resources, AngloGold Ashanti, Glencore PLC, Ivanhoe Mines, Gold Mountain International/Zijin Mining Group, MMG (PTY) Ltd and China Molybdenum Co, Ltd (CMOC).

Kathy du Plessis

T: +44 207 557 7738

randgold@dpapr.com